HIGHLAND FUNDS I

300 Crescent Court, Suite 700

Dallas, Texas 75201

January 15, 2021

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn: Ryan Sutcliffe

Re:	Highland Funds I (File No. 333-249778)
Pre-Effective Amendment No. 3 to Registration Statement on Form N-14

Dear Mr. Sutcliffe:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Highland Funds I (the “Registrant”) hereby requests that the staff of the Division of Investment Management accelerate the effective date of the Registrant’s Registration Statement on Form N-14, as amended, related to the proposed reorganization of Highland Socially Responsible Equity Fund with and into NexPoint Merger Arbitrage Fund to as soon as possible on January 19, 2021 or as soon thereafter as reasonably practicable.

In support of its request for acceleration, the Registrant acknowledges that:

1.	The Registrant is responsible for the accuracy and adequacy of the disclosures in the filing;

2.

Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

3.

The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Registrant of responsibility for the adequacy and accuracy of the filing; and

4.	The Registrant will not assert the staff’s acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Very Truly Yours,

Highland Funds I

By:	/s/ Frank Waterhouse
Name:	Frank Waterhouse
Title:	Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Treasurer